EXHIBIT 99.1

Student Transportation CEO Applauds Navistar Alternative Fuel Option

Industry and Infrastructure Joint Venture Will Create Jobs and Lower Costs

WALL, N.J., Feb. 2, 2012 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB), North America's third-largest and most progressive provider of school bus transportation services CEO Denis J. Gallagher said today he was excited to see the announcement by Chairman and CEO Dan Ustain of Navistar about the manufacturer's new commitment to natural gas engines. Navistar announced on Wednesday of this week that it had launched a natural gas strategy including integrated gas products and a strategic partnership with Clean Energy Fuels Corp.

"We have been in discussions with our vehicle manufacturers and in particular with Navistar about pursuing a more aggressive strategy in a clean energy solution," said the STI Chairman and CEO. "We certainly applaud this move, and we are excited about the opportunities this will bring to the school transportation industry. We currently operate hundreds of vehicles on alternative fuels in California at our Riverside and North Hollywood locations and in Chaska, Minnesota. Boone Pickens Clean Energy Fuels Corp. has been a great partner with us especially in California. These products lower our fuel and operating cost which in turn lowers our customers' cost. And it's produced in North America. We have been leaders in this area and believe strongly the technology is there, but the infrastructure has to be there as well. In a daily fixed route business like ours, it's a natural. This is a paradigm shift that will help us convert more of the 10,000 school districts who continue to own and operate their own aging fleets."

STI has been actively encouraging states like South Carolina, Florida and North Carolina to look at a cost comparison of owning and operating their costly fleets and the burdens it places on local taxpayers.

Gallagher said, "We know school owned fleets are getting older across North America and for some reason some state and school officials want to continue the practice of government ownership. We have the expertise to lower costs and more importantly provide capital for new equipment that most states, cities and towns today just can't afford. Working together we can create new jobs, save existing jobs from budget cuts, lower costs, improve the quality of service and safety all while improving the environment in our communities."

To learn more about STI, visit the company's web site at www.rideSTBus.com.

About Student Transportation

Founded in 1997, Student Transportation Inc. (STI) is North America's third-largest and fastest-growing provider of school bus transportation services, operating more than 8,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "should," "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:
         Student Transportation Inc.
         Patrick J. Walker
         Chief Financial Officer & Executive Vice President

         Keith P. Engelbert
         Director of Investor Relations
         (732) 280-4200
         Email: invest@rideSTA.com
         Website: www.rideSTBus.com